UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Report No. 2)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

On March 5, 2023, the motion to certify a claim as a class action lawsuit that was filed by Shalom Benamo against IceCure Medical Ltd. (the “Company” and the “motion”, respectively) and other publicly listed companies on the Tel Aviv Stock Exchange (“TASE”), at the time the motions to certify as class actions were submitted, were dismissed by the Tel-Aviv Jaffa District Court. The plaintiff had claimed in the motion that the Company’s reports filed on the TASE’s electronic filing site (the MAYA) and on the Israel Securities Authority’s electronic filing site (the MAGNA) were not in compliance with applicable accessibility guidelines. The plaintiff had sought damages against the Company in a total amount of NIS 5,000,000.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-258660 and Registration No. 333-267272) and Form S-8 (Registration No. 333-262620 and Registration No. 333-264578), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: March 13, 2023	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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